Exhibit 1.6

AMENDEDMENT NO 1 TO THE AMENDED AND RESTATED BY-LAW NO 1

of

SNOW LAKE RESOURCES LTD.

(the “Corporation”)

At the Annual General and Special Meeting (the “Meeting”) of shareholders of the Corporation held on Thursday May 8, 2025, the shareholders approved the replacement of the existing quorum provision, being Section 7.11 of the amended and restated By-Law No. 1, with a new quorum provision. The text of the new quorum provision is as follows:

“7.11	Quorum. A quorum at any meeting of shareholders (unless a great number of persons are required to be present or a greater number of shares are required by the Act or by the articles or by any other bylaw) shall be one person, representing in the aggregate not less than thirty (30%) percent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five (5%) percent of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting.”